FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 25, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Unveils Refreshed Strategy at Investor Day

November 25, 2019

MOSCOW, Russia — MTS (NYSE: MBT, MOEX: MTSS), Russia’s leading telecommunications operator and digital services provider, today unveiled a refreshed strategy for the period 2020-2022 at its 2019 Investor Day in Moscow. The new strategy, CLV 2.0 — Customer Lifetime Value 2.0 — is aimed at maintaining leadership in mobile connectivity while building out an ecosystem of enhanced services with the aim to strengthen loyalty and capture additional value over the entire customer lifetime.

The presentation from the event has been made available on the MTS Investor Relations website.

MTS President & CEO Alexey Kornya commented: “MTS’s new business strategy is a timely move as economic digitalization accelerates and users and businesses demand new technologies. It is also a logical next step following the successful execution of our previous 3D strategy focused on Data, Digital, and Dividends. We have strengthened our leadership on the Russian telecommunications market, realizing large-scale infrastructure projects and launching new product directions in fintech, AI, IoT, Cloud, and Big Data. In addition, we have become a top-3 digital TV provider in Russia, as well as a major player in entertainment and eSports. And we have moved forward on digitizing customer care. All while continuing to generate attractive returns for our shareholders.”

“Customer Lifetime Value 2.0 lays out our strategic vision to build out a digital ecosystem with a seamless user experience on top of a strong telecommunications core. Going forward, we plan to invest up to 20% of core CAPEX in new segments. In addition, we will take a client-centric approach focused on increasing the frequency of touchpoints and overall time customers spend within our ecosystem. In contrast to our prior strategy that focused on financial results within specific product P&Ls, our new strategy is focused on maximizing long-term client value by better meeting the customer’s needs, while enhancing loyalty and offering attractive bundled offerings. We intend to extend convergence beyond connectivity by providing fit-for-purpose offerings for the modern digital lifestyle to improve people’s lives, support the development of Russia’s digital economy, and continue to pay significant dividends to investors.”

* * *

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: November 25, 2019